WHISK IT GOOD BUSINESS PLAN

BUSINESS OVERVIEW

Whisk It Good is a newly established bakery located in Williston, ND. As a startup, we are excited to bring our passion for baking and commitment to exceptional customer service to the local community. Our goal is to create delectable desserts made from scratch using only the finest ingredients, ensuring that our customers have a memorable and satisfying experience.

BUSINESS ORIGINS

Whisk It Good was founded by a baker with a vision of spreading joy through delicious treats. Our journey began with a dream to create mouthwatering treats that would leave a lasting impression on our customers. Through hard work and dedication, we have turned our vision into reality and are now ready to serve the community with our delectable creations.

COMPETITIVE ADVANTAGE

One of our key competitive advantages is our prime physical location in the heart of Williston. This allows us to attract a steady stream of foot traffic, ensuring a constant flow of customers throughout the day. Additionally, our affordable rental rates make us an attractive option for entrepreneurs looking to start their own businesses. We also offer convenient vending machines strategically placed in high-traffic areas, and business, providing customers with a quick and easy way to satisfy their sweet tooth or grab a snack on-the-go. This innovative approach sets us apart from our competitors and allows us to cater to a wider customer base.

FINANCIAL SUMMARY

Based on our projected revenue of $144,000, we anticipate a steady growth rate of 5% in the coming years. With our strong market presence and commitment to cost-effective strategies, we are confident in our ability to achieve this growth. Our efficient operations ensure a healthy profit margin while offering competitive prices to our customers. In conclusion, Whisk It Good is a promising bakery with a strong foundation. Our dedication to quality, prime location, affordable rental rates, and convenient vending machines have positioned us as a leader in the local market. We are excited about the opportunities that lie ahead and look forward to delighting our customers with our delectable desserts.

SITUATION ANALYSIS

INDUSTRY OVERVIEW

Whisk It Good is a bakery located in Williston, ND, specializing in delicious desserts made from scratch using quality ingredients. With our physical location as the primary distribution channel, we have effectively catered to the needs of our customers. The bakery industry in Williston, ND, is a non-existent market. The lack of competition presents a unique opportunity for Whisk It Good to establish itself as the pioneer bakery in the area. Key Market Trends:

- Increasing Demand for Quality Desserts: As consumers become more health-conscious, there is a growing preference for desserts made from scratch using high-quality ingredients. Whisk It Good's commitment to using only the finest ingredients ensures a delectable experience for every customer.
- Rise in Low-income Entrepreneurs: The availability of affordable retail space rentals has become a key trend in the market. Whisk It Good offers retail space rental at an affordable rate, making it an excellent option for low-income entrepreneurs looking to start their own bakery or dessert business.
- Convenience-driven Snacking: In today's fast-paced world, consumers seek convenient snacking options. Whisk It Good's vending machines provide a quick and easy way for customers to satisfy their sweet tooth or grab a snack on-the-go. This trend aligns with the modern consumer's desire for convenience and accessibility.

These market trends present exciting opportunities for Whisk It Good to further expand our customer base and increase our market share. By staying ahead of these trends and continuously innovating our products and services, we are confident in our ability to establish ourselves as the leading bakery in Williston, ND.

SWOT ANALYSIS

STRENGTHS:

1. We have a prime physical location for easy customer access. Our bakery is situated in Williston, ND, a bustling area with high foot traffic, ensuring a steady flow of customers.
2. Our affordable rental rates attract a diverse range of entrepreneurs. By offering affordable retail space rental, we create opportunities for low-income entrepreneurs to start their own businesses and contribute to the local economy.
3. Our convenient vending machines provide quick and easy access to snacks and sweets. These machines are strategically placed in high-traffic areas, allowing customers to satisfy their cravings conveniently.
4. We offer a wide variety of desserts made from scratch with quality ingredients. Our commitment to using the finest ingredients ensures that every customer enjoys a delectable experience when indulging in our desserts.
5. As an established business, we have built a loyal customer base. Our reputation for exceptional taste and quality has earned us a strong following in the community.

WEAKNESSES:

1. Our distribution channel is limited to only a physical location. This restricts our reach to customers who can visit our bakery in person. To overcome this limitation, we can explore options such as online ordering and delivery services to expand our customer base.
2. We have limited resources to invest in marketing and advertising. However, we can leverage social media platforms and local partnerships to increase our brand visibility and reach a wider audience without significant financial investment.

OPPORTUNITIES:

1. The growing demand for specialty desserts presents an opportunity for us to expand our product offerings and cater to specific dietary needs, such as gluten-free or vegan options. By diversifying our menu, we can attract a broader customer base.
2. Collaborating with local businesses and events can help us increase our brand exposure. By participating in community events, and partnering with coffee shops, and restaurants, we can reach new customers and create mutually beneficial relationships.
3. The increasing trend of health-conscious consumers provides an opportunity for us to develop and promote healthier dessert options. By incorporating alternative ingredients and highlighting nutritional information, we can cater to customers seeking guilt-free indulgence.
4. Expanding our distribution channels through online platforms and delivery services can help us tap into a larger market. By providing convenient ordering options, we can reach customers who prefer the convenience of having desserts delivered to their doorstep.

THREATS:

1. Fluctuating ingredient costs and supply chain disruptions can impact our profitability. To address this, we will establish strong relationships with local suppliers, regularly review our pricing strategy, and explore cost-saving alternatives without compromising on quality.

MARKETING

BUSINESS OBJECTIVES

SHORT-TERM OBJECTIVES

- Increase customer awareness of Whisk It Good's delicious desserts by 20% within the next year through targeted marketing campaigns and social media advertising.
- Expand our customer base by 15% within the next two years by offering special promotions and discounts to attract new customers.
- Improve customer satisfaction by implementing a feedback system and addressing any concerns or suggestions within the next year, resulting in a 10% increase in positive customer reviews.
- Increase revenue from retail space rental by 25% within the next two years by actively promoting the affordable rates and attracting more low-income entrepreneurs to lease our spaces.

MEDIUM-TERM OBJECTIVES

- Establish Whisk It Good as the go-to bakery in Williston, ND, within the next three years by consistently delivering high-quality products and exceptional customer service, resulting in a 30% increase in market share.
- Expand our product line to include healthier dessert options, such as gluten-free and vegan desserts, within the next four years to cater to the growing demand for healthier alternatives, resulting in a 20% increase in sales of these products.
- Implement a loyalty program within the next three years to reward repeat customers and encourage customer retention, resulting in a 15% increase in customer loyalty and repeat business.
- Partner with local businesses and event organizers within the next four years to cater desserts for corporate events, weddings, and other special occasions, resulting in a 25% increase in catering revenue.

LONG-TERM OBJECTIVES

- Expand Whisk It Good's physical presence by placing vending machines in neighboring cities within the next seven years, increasing our market reach and revenue by 50%.
- Establish Whisk It Good as a recognized brand in the bakery industry in North Dakota within the next eight years, positioning ourselves as a leader in convenient and varied baked goods.
- Invest in research and development to create unique and exclusive dessert offerings within the next five years, setting us apart from competitors and attracting a niche market, resulting in a 30% increase in sales of these specialty desserts.
- Implement sustainable practices within the next six years, such as using eco-friendly packaging and sourcing ingredients from local suppliers, to align with the growing consumer demand for environmentally conscious businesses.

STP

SEGMENTATION

- **Segment 1: Restaurants**
    - **Demographics:** Restaurants in Williston, ND
    - **Purchasing Behavior:** Regularly purchase desserts in bulk
    - **Customer Needs:** High-quality desserts that can be served to their customers
- **Segment 2: Bakers**
    - **Demographics:** Low-income bakers in Williston, ND
    - **Purchasing Behavior:** Look for affordable ingredients and baking supplies
    - **Customer Needs:** Access to affordable commercial space
- **Segment 3: Businesses**
    - **Demographics:** High-income businesses in Williston, ND
    - **Purchasing Behavior:** Seek premium services and products for their clients
    - **Customer Needs:** High-quality desserts for corporate events and client meetings
- **Segment 4: Families**
    - **Demographics:** Families in Williston, ND
    - **Purchasing Behavior:** Purchase desserts for special occasions and family gatherings
    - **Customer Needs:** Variety of desserts suitable for different tastes and preferences
- **Segment 5: Tourists**
    - **Demographics:** Tourists visiting Williston, ND
    - **Purchasing Behavior:** Look for local specialties and unique experiences
    - **Customer Needs:** Desserts that showcase the local flavors and culture

TARGETING

We have chosen to target the **Restaurants** and **Businesses** segments. **Restaurants:** This segment represents high-income customers who regularly purchase desserts in bulk. By catering to their needs for high-quality desserts, we can establish long-term partnerships with restaurants in Williston, ND. This segment provides a steady stream of revenue and the potential for repeat business. **Businesses:** This segment consists of high-income businesses that require premium desserts for corporate events and client meetings. By offering high-quality desserts tailored to their needs, we can position ourselves as a trusted provider of premium desserts in the local business community. This segment offers the opportunity for larger orders and higher profit margins.

POSITIONING

To position Whisk It Good as the go-to bakery for our targeted segments, we will emphasize the following key points: **Restaurants:** We understand that restaurants value high-quality desserts that can be served to their customers. We will highlight our made-from-scratch desserts, crafted with quality ingredients to ensure a delectable experience. Our competitive pricing and reliable delivery service will also be emphasized to meet the needs of busy restaurant owners. **Businesses:** We recognize that businesses seek premium services and products for their clients. We will position ourselves as the provider of choice for high-quality desserts, perfect for corporate events and client meetings. Our desserts will be presented in an elegant and professional manner, reflecting the sophistication and high standards of our target segment. By focusing on these segments and tailoring our offerings to their specific needs, we believe that Whisk It Good can establish a strong presence in the Williston, ND bakery market. Our commitment to quality, affordability, and exceptional customer service will set us apart from competitors and ensure long-term success.

4P

PRODUCT STRATEGY
PRODUCT DESCRIPTION

- Desserts: Whisk It Good's desserts are made from scratch with quality ingredients, ensuring a delectable experience for every customer. Our menu includes a wide variety of cakes, pastries, cookies, and other sweet treats that cater to different tastes and preferences.
- Retail Space Rental: Our retail space rental service offers an affordable option for low-income entrepreneurs to showcase and sell their baked goods. We provide a clean and inviting space equipped with display shelves and counters, allowing entrepreneurs to attract customers and grow their businesses.
- Vending Machines: Our vending machines offer a convenient way for customers to satisfy their sweet tooth or grab a quick snack on-the-go. We stock the machines with a selection of our most popular desserts, ensuring freshness and quality at all times.

PRODUCT DIFFERENTIATION

- Desserts: Our desserts stand out from competitors due to their superior taste and quality. We use only the finest ingredients and follow traditional recipes to create mouthwatering treats that customers can't resist. Additionally, we offer a wide range of flavors and customization options to cater to individual preferences.
- Retail Space Rental: Our retail space rental service differentiates itself by providing a low-cost solution for aspiring entrepreneurs. We understand the financial constraints they face and offer flexible rental terms, allowing them to start and grow their businesses without a significant upfront investment.
- Vending Machines: Our vending machines offer a unique and convenient way for customers to enjoy our desserts. We ensure that the machines are always stocked with fresh and delicious treats, providing a reliable snacking option for those on the go.

PRODUCT DEVELOPMENT

- Desserts: We will continuously innovate and expand our dessert menu to keep up with changing customer preferences and trends. This includes introducing seasonal flavors, experimenting with new recipes, and incorporating healthier options to cater to a wider audience.
- Retail Space Rental: In response to customer feedback and market demand, we will explore the possibility of offering additional services such as baking workshops and business mentoring programs. These value-added services will enhance the overall experience for our retail space rental customers and help them succeed in their entrepreneurial journey.

- Vending Machines: We will invest in technology to improve the functionality and user experience of our vending machines. This includes implementing cashless payment options, incorporating touchscreen interfaces for easy navigation, and leveraging data analytics to optimize product selection and inventory management.

PRODUCT BRANDING

- Desserts: Our desserts will be branded as "Whisk It Good Signature Treats" to convey the unique and exceptional quality of our products. The branding will be reflected in our packaging, store signage, and marketing materials, creating a consistent and recognizable image for our brand.
- Retail Space Rental: We will position our retail space rental service as "Whisk It Good Incubator" to highlight its role in nurturing and supporting aspiring entrepreneurs. The branding will emphasize the affordability, flexibility, and community aspect of our rental service.
- Vending Machines: Our vending machines will be branded as "Whisk It Good Snack Stations" to convey the convenience and deliciousness of our offerings. The branding will be visible on the machines themselves, as well as on promotional materials and advertisements.

PRICING STRATEGY

For our pricing strategy, we have chosen a value-based pricing approach. This strategy aligns with our positioning as a provider of high-quality desserts for restaurants and businesses. By offering premium products, we can justify higher prices and position ourselves as a trusted and reliable bakery in the market. To implement this strategy, we will conduct a thorough analysis of our costs, including ingredients, labor, and overhead expenses. We will also consider the value that our desserts bring to our target segments, such as the convenience of our vending machines or the added prestige of serving our desserts at corporate events. Based on this analysis, we will set our prices at a level that reflects the quality and value of our products while remaining competitive in the market. We will also offer volume discounts for bulk orders from restaurants and businesses to incentivize larger purchases. In addition to pricing, we will also emphasize the value-added services and benefits that come with our products. This includes reliable delivery service for restaurants, personalized packaging for corporate orders, and the opportunity for entrepreneurs to showcase their products in our retail space. By implementing a value-based pricing strategy, we can position ourselves as a premium bakery that offers exceptional products and services to our target segments. This approach will help us generate higher profit margins and establish a strong brand reputation in the Williston, ND bakery market.

SERVICE STRATEGY

At Whisk It Good, we prioritize customer satisfaction and loyalty by providing exceptional service at every touchpoint. Our service strategy revolves around the following key topics:

CUSTOMER EXPERIENCE

We aim to create a memorable and delightful experience for our customers from the moment they enter our bakery to the moment they leave. Our friendly and knowledgeable staff will greet customers with a warm smile and assist them in selecting the perfect desserts for their needs. We will ensure that our physical location is clean, inviting, and well-organized, allowing customers to browse our offerings comfortably.

PRODUCT KNOWLEDGE

Our employees will be extensively trained on our desserts, their ingredients, and the baking process. This knowledge will enable them to answer any customer questions, provide recommendations, and highlight the unique features of our products. By demonstrating our expertise and passion for baking, we will instill confidence in our customers and build trust in our brand.

CUSTOMIZATION AND PERSONALIZATION

We understand that each customer has unique preferences and dietary restrictions. To cater to their individual needs, we will offer customization options such as different sizes, flavors, and toppings for our desserts. Additionally, we will accommodate special requests and dietary restrictions, ensuring that every customer can enjoy our treats. Our employees will actively listen to customer preferences and provide personalized recommendations to enhance their experience.

EFFICIENT ORDER PROCESSING

To minimize wait times and ensure efficient order processing, we will implement streamlined systems and processes. Our employees will be trained to handle orders promptly and accurately, utilizing technology to expedite transactions and reduce errors. We will also offer online ordering and delivery services to provide convenience for our customers, especially businesses and restaurants.

FEEDBACK AND CONTINUOUS IMPROVEMENT

We value customer feedback as an opportunity for growth and improvement. We will actively seek feedback from our customers through surveys, comment cards, and online reviews. Our employees will be trained to handle feedback professionally and proactively address any concerns or issues raised by customers. By continuously evaluating and improving our service based on customer feedback, we will enhance customer satisfaction and loyalty.

ADVERTISING STRATEGY

Our advertising strategy is designed to attract and engage our targeted segments, restaurants, and businesses. We will utilize various advertising tactics to create awareness, generate interest, and drive customer acquisition. The following advertising tactics will be implemented:

- TACTIC 1: SOCIAL MEDIA MARKETING
  - **Rationale:** Restaurants and businesses are active on social media platforms, making it an effective channel to reach and engage our target segments.
  - **Objective:** Increase brand awareness, drive website traffic, and generate leads.
  - **Activities:** We will create engaging content showcasing our desserts, behind-the-scenes baking process, and customer testimonials. We will run targeted ad campaigns on platforms such as Facebook and Instagram, leveraging audience targeting options to reach restaurants and businesses in Williston, ND. We will also collaborate with local influencers and food bloggers to promote our bakery.
- TACTIC 2: LOCAL PRINT ADVERTISING
  - **Rationale:** Local print publications are a trusted source of information for businesses and residents in Williston, ND.
  - **Objective:** Increase brand visibility and reach a wider audience.
  - **Activities:** We will place advertisements in local newspapers, magazines, and community newsletters. These advertisements will highlight our unique selling points, such as our made-from-scratch desserts and affordable retail space rental service. We will also offer exclusive promotions and discounts to readers of these publications.
- TACTIC 3: EMAIL MARKETING
  - **Rationale:** Email marketing allows us to directly communicate with our target segments and build long-term relationships.
  - **Objective:** Drive repeat business, promote special offers, and provide personalized recommendations.
  - **Activities:** We will collect customer email addresses through in-store sign-ups, online orders, and events. We will send regular newsletters featuring new dessert offerings, upcoming promotions, and exclusive discounts for restaurants and businesses. Personalized recommendations based on customer preferences and purchase history will also be included in these emails.
- TACTIC 4: EVENT SPONSORSHIP
  - **Rationale:** Sponsorship of local events allows us to showcase our desserts to a captive audience and establish our brand as a supporter of the community.
  - **Objective:** Increase brand visibility, build brand reputation, and attract new customers.
  - **Activities:** We will sponsor community events, food festivals, and business conferences in Williston, ND. At these events, we will set up booths to offer samples of our desserts, distribute promotional materials, and engage with attendees. We will also provide desserts for event attendees, further reinforcing our positioning as a provider of high-quality desserts.

By implementing a comprehensive advertising strategy that combines online and offline channels, we will effectively reach and attract our target segments. Our messaging will align with our positioning strategy, emphasizing the quality, customization, and professionalism of our desserts. Through consistent and targeted advertising efforts, we will establish Whisk It Good as the go-to bakery for restaurants and businesses in Williston, ND.

OPERATIONS

KEY ACTIVITIES

- Ordering and managing inventory: We regularly review our inventory levels and place orders with our suppliers to ensure we have a sufficient stock of ingredients for our desserts. This includes monitoring expiration dates, quality control, and maintaining relationships with reliable suppliers.
- Recipe development and testing: We constantly strive to create new and innovative dessert recipes to keep our menu fresh and exciting. This involves researching trends, experimenting with different ingredients, and conducting taste tests to ensure the highest quality and flavor.
- Preparation and baking: Our skilled bakers follow the recipes and prepare the desserts from scratch, meticulously measuring and combining ingredients to achieve the perfect texture and taste. We prioritize cleanliness and adhere to strict hygiene standards to guarantee the safety of our products.
- Packaging and presentation: Once the desserts are baked and cooled, we carefully package them in attractive and secure containers to maintain their freshness and appeal. We pay attention to detail, ensuring that each dessert is visually appealing and ready for display or delivery.
- Sales and customer service: Our friendly and knowledgeable staff assists customers in choosing the right desserts for their preferences and occasions. We provide information about ingredients, flavors, and dietary restrictions, ensuring a personalized and satisfactory experience for every customer.
- Inventory management and rotation: We regularly check our inventory to ensure that products are fresh and not nearing their expiration dates. This involves rotating stock and implementing a first-in, first-out system to minimize waste and maintain the highest quality of our desserts.
- Marketing and promotions: We actively promote our desserts through various channels, such as social media, local advertisements, and collaborations with other businesses. We create enticing visuals, offer special discounts, and engage with our customers to build brand awareness and attract new clientele.
- Quality control and feedback: We have a dedicated team responsible for monitoring the quality of our desserts and gathering feedback from customers. This allows us to continuously improve our products and address any concerns or suggestions raised by our valued patrons.

IMPLEMENTATION PLAN

- Investment item: Equipment upgrade
- Implementation detail: We will research and identify the most suitable and efficient equipment for our bakery operations, such as ovens, mixers, and refrigeration units. We will then purchase and install the new equipment, ensuring it meets all safety and regulatory standards.
- Investment item: Staff training and development

- Implementation detail: We will invest in comprehensive training programs to enhance the skills and knowledge of our staff. This includes workshops, seminars, and on-the-job training to ensure they are equipped to handle all aspects of our bakery operations and provide exceptional customer service.
- Investment item: Online ordering system

- Implementation detail: We will develop and implement an online ordering system that allows customers to conveniently browse our menu, place orders, and make payments. This will streamline the ordering process, reduce errors, and improve overall customer satisfaction.

TECHNOLOGY STRATEGY

- Utilize a point-of-sale (POS) system: Implementing a POS system will enable us to efficiently process transactions, track sales, manage inventory, and generate reports for analysis. This will help us make data-driven decisions and streamline our operations.
- Online presence and social media marketing: We will leverage technology to establish a strong online presence through a user-friendly website and active social media accounts. This will allow us to reach a wider audience, engage with customers, and promote our desserts effectively.
- Customer relationship management (CRM) software: Implementing CRM software will help us manage customer data, preferences, and feedback. This will enable us to personalize our offerings, provide targeted promotions, and enhance customer satisfaction and loyalty.
- Automated production processes: We will explore the adoption of automated machinery and processes to increase efficiency and productivity in our bakery operations. This may include automated mixing, portioning, and packaging systems, reducing manual labor and minimizing the risk of human error.
- Data analytics and forecasting: By utilizing technology tools for data analytics and forecasting, we can analyze sales trends, anticipate customer demand, and optimize our production and inventory management. This will enable us to make informed decisions and minimize waste while maximizing profitability.

MANAGEMENT

EMPLOYEE ROLES

- Bakery Manager

The Bakery Manager is responsible for overseeing all bakery operations and ensuring the smooth functioning of the business. Their main responsibilities include:

- Managing the daily operations of the bakery, including production, inventory management, and customer service.
- Creating and implementing standard operating procedures (SOPs) for bakery processes to maintain consistency and quality.
- Monitoring and controlling costs, including ingredient procurement and waste management.
- Developing and updating the bakery's menu to cater to customer preferences and market trends.
- Supervising and training any additional staff members hired in the future.
- Ensuring compliance with health and safety regulations.
- Building and maintaining relationships with suppliers and vendors.
- Handling customer feedback, complaints, and inquiries.

Candidate Requirements:

- Prior experience in bakery management or a similar role.
- Strong knowledge of baking techniques and ingredients.
- Excellent organizational and time management skills.
- Ability to work independently and make decisions under pressure.
- Good communication and interpersonal skills.
- Attention to detail and commitment to quality.
- Understanding of health and safety regulations in the food industry.

The Bakery Manager is a crucial position in ensuring the success of Whisk It Good. Their expertise in bakery management will contribute to the overall efficiency and profitability of the business.

RISK AND MITIGATION

At Whisk It Good, we understand that running a bakery business comes with its fair share of risks. However, we are committed to ensuring the success and longevity of our business by identifying and mitigating these risks effectively. Here are the key risks we have identified and the corresponding mitigation actions we will take:

- **Risk 1: No competition:** As one of two bakeries in Williston, ND, we have the advantage of being one of the only players in the market. This reduces the risk of losing market share and ensures higher profitability.

Mitigation: To leverage this advantage, we will focus on maintaining a high standard of quality and customer satisfaction. We will continue to offer unique and high-quality desserts that cannot be easily replicated. Additionally, we will regularly innovate our menu, introducing new flavors and seasonal specials to keep customers engaged. By consistently providing exceptional customer service and personalized experiences, we will build strong relationships with our customers and establish brand loyalty.

- **Risk 2: Staffing challenges:** As a small bakery with only one employee, we may face difficulties in finding and retaining skilled staff members.

Mitigation: To mitigate this risk, we will invest in our employee's training and development, ensuring they have the necessary skills to provide top-notch service and create delicious desserts. We will also offer competitive wages and create a positive work environment that fosters employee satisfaction and loyalty. Additionally, we will establish a network of part-time or freelance bakers to support us during peak periods or in case of unexpected absences.

- **Risk 3: Fluctuating ingredient costs:** The cost of ingredients, especially premium and seasonal ones, can be volatile, impacting our profit margins.

Mitigation: To manage this risk, we will establish strategic partnerships with local suppliers and negotiate long-term contracts to secure stable pricing for essential ingredients. We will also maintain a diverse supplier base to minimize the impact of any disruptions in the supply chain. Additionally, we will closely monitor market trends and adjust our menu offerings accordingly to minimize the impact of ingredient cost fluctuations.

- **Risk 4: Health and safety compliance:** As a food business, we must adhere to strict health and safety regulations to protect our customers and maintain our reputation.

Mitigation: To ensure compliance, we will implement robust food safety protocols and regularly train our staff on proper hygiene practices. We will conduct routine inspections and audits to identify and address any potential risks or non-compliance issues promptly. Additionally, we will stay updated on any changes in regulations and make the necessary adjustments to our operations to remain in compliance.

- **Risk 5: Economic downturn:** A sudden economic downturn can significantly impact consumer spending, leading to a decrease in demand for our desserts and rental services.

Mitigation: To mitigate this risk, we will diversify our revenue streams by offering additional services such as retail space rental and vending machines. This will help us generate income even during periods of low demand for our desserts. We will also actively engage with the local community, participating in events and promotions to maintain brand visibility and attract customers. Additionally, we will closely monitor economic indicators and adjust our pricing and marketing strategies accordingly. In conclusion, while every business faces risks, we at Whisk It Good are committed to proactively identifying and mitigating these risks. By implementing the mitigation actions outlined above, we are confident in our ability to navigate challenges and ensure the long-term success of our bakery business in Williston, ND.